FORM 6-K

SECURITIES AND EXCHANGE COMMISSION
Washington, D. C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of June 2011

EXCEL MARITIME CARRIERS LTD.

(Translation of registrant's name into English)

Par La Ville Place

14 Par-La-Ville Road

Hamilton, HM JX Bermuda

 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [_]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [_] No [X]

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached hereto as Exhibit 1 is a press release dated June 14, 2011: Excel Maritime fixes two Kamsarmax vessels into two-year Time Charters.

Exhibit 1

Excel Maritime fixes two Kamsarmax vessels into two-year Time Charters

ATHENS, GREECE – 14 June 2011

Excel Maritime Carriers Ltd (NYSE: EXM), an owner and operator of dry bulk carriers and an international provider of worldwide seaborne transportation services for dry bulk cargoes, announced today that it has entered into two two-year time charters for its Kamsarmax vessels M/V Coal Hunter and M/V Santa Barbara.

M/V Coal Hunter and M/V Santa Barbara are both 2006 built Kamsarmax bulk carriers with carrying capacity of 82,298 and 82,266 dwt respectively.

The vessels have been fixed under separate time charters with European charterers for a period of two years at a gross daily charter rate of $15,000 for the first year. The daily rate for the second year will be linked to the Baltic Panamax Index (BPI) with guaranteed minimum rate (floor) at $14,000 per day and a profit sharing arrangement.

Further to these new time charters, Excel has contracted:

•

74% of its fleet available days for 2011, and

•

92% and 79% of its Capesize fleet available days for 2011 and 2012 respectively.

Pavlos Kanellopoulos, Chief Financial Officer of the Company commented: ‘‘We are pleased to have announced two more long-term time-charters with credible counterparties that further enhance our cash flow visibility. Since the beginning of 2011 and against volatile market conditions, we have increased our 2011 TC coverage to 74% demonstrating our commitment to a balanced fleet deployment strategy’’.

About Excel Maritime Carriers Ltd

Excel is an owner and operator of dry bulk carriers and a provider of worldwide seaborne transportation services for dry bulk cargoes, such as iron ore, coal and grains, as well as bauxite, fertilizers and steel products. Excel owns a fleet of 41 vessels, among which a Capesize vessel through a majority joint venture and, together with seven Panamax vessels under bareboat charters, operates a total of 48 vessels (7 Capesize, 14 Kamsarmax, 21 Panamax, 2 Supramax and 4 Handymax vessels) with a total carrying capacity of over 4.1 million DWT. Excel’s Class A common shares have been listed since September 15, 2005 on the New York Stock Exchange (NYSE) under the symbol EXM and, prior to that date, were listed on the American Stock Exchange (AMEX) since 1998. For more information about Excel, please go to our corporate website www.excelmaritime.com.

Contacts:

Investor Relations / Financial Media:

Nicolas Bornozis

President

Capital Link, Inc.

230 Park Avenue – Suite 1536

New York, NY 10160, USA

Tel: (212) 661-7566

Fax: (212) 661-7526

E-Mail: excelmaritime@capitallink.com

www.capitallink.com

Company:

Pavlos Kanellopoulos

Chief Financial Officer

Excel Maritime Carriers Ltd.

17th Km National Road Athens-Lamia &

Finikos Street

145 64 Nea Kifisia

Athens, Greece

Tel: 011-30-210-62-09-520

Fax: 011-30-210-62-09-528

E-Mail: ir@excelmaritime.com

www.excelmaritime.com

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

EXCEL MARITIME CARRIERS LTD.
(registrant)

Dated: June 14, 2011

By:

/s/ Pavlos Kanellopoulos

Pavlos Kanellopoulos

Chief Financial Officer